CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR CERTAIN INFORMATION CONTAINED IN THIS LETTER PURSUANT TO RULE 83. THIS LETTER OMITS CONFIDENTIAL INFORMATION INCLUDED IN AN UNREDACTED VERSION OF THE LETTER FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION. ASTERISKS DENOTE THE REDACTIONS
August 25, 2006
By EDGAR
Mr. John P. Nolan
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Canadian Imperial Bank of Commerce
Form 40-F for the Fiscal Year Ended October 31, 2005
File Number 001-14678
Dear Mr. Nolan:
     Thank you for your letter dated August 11, 2006, addressed to Gerald T. McCaughey, Chief Executive Officer of Canadian Imperial Bank of Commerce (“CIBC” or “the Company”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on CIBC’s Form 40-F for the fiscal year ended October 31, 2005.
     We appreciate the effort that went into the Staff’s comments. We have considered the comments carefully and our responses are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in bold face text. Our responses follow each comment.
     The Company is seeking confidential treatment for the information that is redacted from this letter. The contact at the Company for this request is Charles Gerber, Senior Vice President and Deputy General Counsel; telephone (212) 667-8310; fax (212) 667-8362.

Form 40-F as of and for the fiscal year ended October 31, 2004
General
1.	On October 7, 2005 you submitted a written response letter to our comment letter dated September 23, 2005. However, we note that your response letter, which was signed by Francesca Shaw, Senior Vice President and Chief Accountant, was not filed on EDGAR as required for all registrant correspondence with the staff. Please file your October 7, 2005 response letter on EDGAR as soon as practicable.

We filed our October 7, 2005 response letter on EDGAR on August 16, 2006.
Form 40-F as of and for the fiscal year ended October 31, 2005
CIBC Annual Accountability Report 2005
Management’s Discussion and Analysis
Disclosure Controls and Procedures, page 93
2.	Please tell us and revise future filings to disclose the date as of which management evaluated the effectiveness of disclosure controls and procedures and concluded that they were effective.

Management evaluated the effectiveness of the Company’s disclosure controls and procedures and concluded that they were effective as at October 31, 2005, the last day of CIBC’s fiscal year. Future Form 40-F filings will disclose the date as of which management evaluated the effectiveness of the Company’s disclosure controls and procedures.
Consolidated — Financial Statements
Consolidated Statements of Operations, page 99
3.	We note from a review of your financial statement presentation for the past several years that you have historically followed an income statement format which includes a presentation of net interest income but excludes a presentation of net interest income after provision for loan losses. We further note the Management’s Discussion and Analysis section of your Form 40-F seems to focus on total revenue (net interest income plus non-interest income, excluding the provision for credit losses) instead of net interest income, particularly in your discussion of results for each of your reporting segments. Please tell us the following, related to your current income statement presentation:
a.	Please tell us how you believe you have complied with the requirements of Rule 9-04 of Regulation S-X or why you believe the rule is not applicable to you;

Our financial statements were prepared to conform with Canadian generally accepted accounting principles (“GAAP”), which does not specify an income statement presentation for credit losses. However, we believe that we have properly identified and disclosed this US GAAP difference through the table at the bottom of page 147 of our annual report in our US GAAP reconciliation note.
b.	Please tell us what your intent is in presenting total revenue and why you believe such a measure provides meaningful information to your investors;

We believe that presenting total revenue (excluding provision for credit losses) on the income statement provides the most meaningful information to our investors as we believe that an important focus of our investors is revenue growth. We believe that revenue growth would be distorted by netting the provision for credit losses from total revenue because these provisions are not necessarily related to current period revenues. We agree that the provision for credit losses is also an important metric to investors and, as required, we continue to report it as a separate line item on the statement of operations. In addition, our income statement presentation is consistent with the presentation followed by Royal Bank of Canada, our largest competitor in Canada, and with the presentation followed by JPMorgan Chase & Co. and Bank of America Corporation in the United States.

c.	Please tell us how you believe your current income statement presentation affects the comparability of your financial statements to other bank holding companies and why, at a minimum, you have not included a net interest income after provision for credit losses measure on the face of the financial statements; and

We believe that our current income statement approach is comparable to other financial institutions in North America because all of the interest income components and the credit losses are plainly disclosed on the face of the income statement. Moreover, as noted in our response to Comment 3(b), many of our competitors provide a similar income statement presentation. To assist investors in making a comparison to other financial institutions that have adopted a different income statement presentation, we have included a table showing the net interest income after provision for credit losses in the notes to the financial statements on page 147 of our annual report.

d.	Please tell us why the Management’s Discussion and Analysis section of your Form 40-F focuses on the total revenue measure for each of your segments and why you believe discussion of this measure, as opposed to a discussion focused on net interest income, and other revenues separately, provides the most meaningful information to investors.

Our Management’s Discussion and Analysis section focuses on total revenue for our segments because that is how we assess the performance of our businesses and is the focus that we believe is most meaningful to investors. Within our segments, our organizational structure and performance assessment systems are built around the individual businesses that comprise the segments and the revenues reported by those businesses, as opposed to being built around total segment net interest income and other revenues. In addition, we believe that the allocation of revenue between net interest income and other revenue is not reflective of the key drivers of the performance of our businesses because of corporate liquidity and funding management initiatives such as securitization which have the effect of reallocating these revenues. As a result, we believe that our Management’s Discussion and Analysis provides the most meaningful information to investors by aligning with a business focused format through its discussion of the total revenues within the various businesses that comprise our segments. We believe that this is consistent with both Canadian GAAP [Canadian Institute of Chartered Accountants Handbook (“CICA HB”) Section 1701] and US GAAP (FAS 131), which require us to report externally the way we manage our segments for making operating decisions and performance measurement.
Note 24 — Commitments, Guarantees, Pledged Assets and Contingent Liabilities, page 139
4.	We note your disclosure on page 141 that your provisions taken to date to cover Enron-related settlements and reserve against remaining Enron matters take into account expected insurance recoveries. Please tell us whether the Enron-related provisions recorded under Canadian GAAP are of the same amount as those recorded under US GAAP. If the amounts are different, please quantify and fully explain the reasons for the differences. Also, please explain where any differences appear in your reconciliation to US GAAP in Note 27, including the individual adjustments and related line-items in those particular financial statements.

The Enron related provisions we have recorded for settlements and reserves in our Canadian GAAP financial statements are identical to those we have recorded under US GAAP. The accounting guidance we followed for Enron under CICA HB 3290 of Canadian GAAP is similar to that contained in SFAS 5. As a result, no differences appear in our reconciliation to US GAAP in Note 27 to our consolidated financial statements.

5.	Please quantify for us the amount of expected insurance recoveries that you have netted against your Enron-related provisions to date. Please compare and contrast your accounting treatment in Canadian GAAP as opposed to US GAA.P. As a related matter, please also tell us the specific facts and circumstances that you have relied upon in determining that Enron-related insurance recoveries are probable (as defined in paragraph 5 of SFAS 5 as likely to happen), if true.

The expected insurance recoveries we took into account in determining our Enron related provisions for fiscal 2005 and prior periods amounted to Cdn$* * * *. The total provision that we recorded in our statement of operations was net of these expected insurance recoveries. The insurance recovery estimates we made took into account the nature of our insurance coverage (including the language of our policies), the status of ongoing negotiations with our carriers and discussions with the internal counsel and external insurance coverage counsel who were assisting us in both evaluating coverage and negotiating with our carriers. Based on this, we assessed that a recovery in the amount of Cdn$* * * * was probable (likely) under both CICA HB 3290 and SFAS5. This assessment proved accurate as the actual amounts we recovered subsequently totaled Cdn$* * * *. These amounts were all recovered in the period from November 2005 to May 2006 and there are no further outstanding insurance recoveries. We did not record any accounting differences at any time between Canadian and US GAAP.
6.	As a related matter, please tell us whether any of the insurance companies from which you are seeking recoveries for Enron-related matters are asserting that they are not liable to indemnify your losses. If so, please tell us how this is accounted for under Canadian GAAP. Compare and contrast this treatment to that under US GAAP which requires that recoveries of these losses are considered probable. Refer to SAB Topic 5Y.

All insurance amounts were settled as noted in 5 above. In the period prior to settlement, our legal counsel evaluation had concluded that recoveries were probable as discussed more fully in the answer to the prior question.

7.	We note your disclosure on page 141 that you have recorded a tax benefit of $297 million relating to your 2005 Enron-related provision but that there is a significant uncertainty associated with the ultimate tax benefits to be realized for these settlements. Please tell us whether you have also recorded this tax benefit for US GAAP purposes and if so, the accounting literature that you relied upon to determine that realization of this tax benefit was more likely than not.

The amounts we have recorded under both Canadian and US GAAP totaled Cdn$297 million for the 2005 provision. In determining the amount of recovery to record, we complied with the criteria for tax benefits in CICA 3465 and FASB 109. The Cdn$297 million recovery we recognized represents about * * * * of the total potential tax benefit that we may ultimately realize and was the amount we regarded as probable of recovery. Our note disclosures referring to significant uncertainty primarily pertain to the tax benefits we did not recognize.
Note 27 — Reconciliation of Canadian and United States Generally Accepted Accounting Principles, page 146
General
8.	For all income statement periods presented, please revise your filing to provide either a statement of cash flows prepared in accordance with US GAAP or IAS 7 or revise to include a note to your financial statements quantifying the material differences between cash flows under Canadian GAAP as compared to US GAAP.

Refer to Item 17(c)(2)(iii) of Form 20-F. Alternatively, please tell us why you believe this disclosure requirement is not applicable to you.

We have complied with this disclosure requirement because we believe that consolidated statements of cash flows prepared under US GAAP for the Company would not be materially different from the consolidated statements of cash flows presented in accordance with Canadian GAAP in the consolidated financial statements on page 101 of the annual report.

We believe that the only difference between the consolidated statement of cash flows prepared in accordance with Canadian GAAP and a consolidated statement of cash flows prepared in accordance with US GAAP is that the amount of net income would differ. This difference affects only the components of the reconciliation from “net (loss) income” to total “cash flows provided by (used in) operating activities” in the operating activities section of the statement of cash flows. We believe that this presentation difference is not material because the differences arise from items that do not reflect cash flows. Accordingly, there would be no material differences in the total “cash flows provided by (used in) operating activities”, “cash flows provided by (used in) financing activities” or “cash flows provided by (used in) investing activities” amounts or the line items within the financing activities or investing activities sections of the statement of cash flows.

In our forthcoming Form 40-F filing for the fiscal year ended October 31, 2006, we will make a statement in our US GAAP reconciliation note indicating that we have not included consolidated statements of cash flow prepared under US GAAP because the differences from the consolidated statements of cash flows prepared under Canadian GAAP are not material.
I. — Liabilities and Equity, page 149
9.	We note your disclosure beginning on page 149 regarding your Canadian GAAP accounting change regarding the classification of convertible preferred shares. Please tell as how you considered the guidance of SFAS 150 in determining that these preferred shares should be classified as equity for US GAAP purposes.

The convertible preferred shares referred to in note 27(i) of the Company’s consolidated financial statements on page 149 of the annual report are the “preferred share liabilities” described in note 13 of the consolidated financial statements. These convertible preferred shares provide the holder and the Company with the right, but not the obligation, to convert the preferred shares at set dates into a variable number of common shares based on the trading price of the common shares.

Pursuant to paragraph 13 of CICA HB 3861 Financial Instruments — Disclosure and Presentation these convertible preferred shares have been classified as liabilities under Canadian GAAP because they can be converted into a variable number of the Company’s common shares at the option of the holder.

Under US GAAP, Paragraph 12 of SFAS 150 provides an exception from liability classification for an outstanding share that embodies a conditional obligation to convert, as denoted in bold below:
“A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:
a. A fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer’s equity shares)...”
The conditional obligation inherent within these convertible preferred shares is the obligation of the Company to convert the preferred shares into common shares only when either the holder or the Company elects to do so. In other words, the conversion is not automatic as it is conditional upon the election of either the Company or the holder. Since these convertible preferred shares are outstanding shares and embody a conditional obligation, we believe that they are required to be classified as equity under US GAAP. In contrast, Canadian GAAP requires that these convertible preferred shares be classified as liabilities, regardless of whether or not the conversion is conditional, since they are convertible into a variable number of common shares at the option of the holder.
M. — Netting of Financial Instruments, page 149
10.	We note your disclosure that there is a difference between Canadian and US GAAP concerning when separate financial instruments can be presented on a net basis; however it is unclear how this difference impacted your GAAP reconciliation. Please quantify for us the impact of this difference for each period presented.

The US — Canadian GAAP difference related to the netting of financial instruments is described in Note 27(m) of the consolidated financial statements on page 149 of our annual report as follows:

“Under Canadian GAAP, two or more separate financial instruments can be presented on a net basis if certain criteria are met. In addition to the same criteria, under U.S. GAAP, only financial instruments with the same party can be presented on a net basis.”

The resulting US GAAP reconciliation adjustment is a balance sheet gross up for certain financial arrangements that were subject to trilateral netting arrangement that qualified for netting under Canadian GAAP, but not under US GAAP. This adjustment is aggregated with other unrelated adjustments in the balance sheet reconciliation in note 27 on page 146 of our annual report. The following table summarizes as at October 31, 2005 and October 31, 2004, the US GAAP reconciliation adjustments resulting from grossing up the trilateral netting arrangements and the corresponding total aggregate adjustments which encompass these adjustments together with other adjustments:

				Aggregate US GAAP
				Adjustment Presented on
	Adjustment to Reconcile from Canadian GAAP to US			the Balance Sheet
Balance Sheet	GAAP to Gross-up Trilateral Netting Arrangements (Cdn$			Reconciliation (Cdn$ -
Date	- millions)			millions)
October 31, 2005	Dr. Other Assets	$ 591		$(582)
	Cr. Obligations Related to Securities Sold Short		$591	$749
October 31, 2004	Dr. Other Assets	$2,860		$8,253
	Cr. Deposits		$2,251	$2,607
	Cr. Obligations Related to Securities Sold Short		$609	$2,252
We present aggregate adjustments because we believe that the individual adjustments are immaterial.
N. — Future U.S. Accounting Policy Changes, page 150
11.	Please tell us and revise future filings to describe the impact that the FIN 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, is expected to have upon your financial statements. Please specifically address the implications to tax positions you have taken on Enron-related provisions and leveraged leases.

CIBC is evaluating the impact of adopting FIN 48 for US GAAP purposes, which CIBC is required to adopt no later than November 1, 2007. The Canadian accounting standard is not expected to change to provide guidance on uncertain tax positions until a revised IASB standard (IAS12) emerges, which is currently expected to be in 2007. As explained in our response to 7 above, we currently measure and record uncertain tax benefits based on a probable criterion rather than on the basis of the “largest amount of tax benefit that is greater than 50% likely of being realized” as required by FIN 48. We are evaluating but have not yet quantified the difference, if any, between the two approaches as applied in our financial statements.

CIBC is also evaluating the impact of adopting FSP 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”, which also requires that tax positions be evaluated under the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes” at the date of adoption. CIBC is required to adopt FSP 13-2 no later than November 1, 2007. CIBC is in negotiations with the IRS to settle the tax position on these leases. We have estimated that the impact of adopting FSP 13-2 will result in a non cash after tax charge to beginning retained earnings of between Cdn$65 million to Cdn$95 million. We have provided a range of possible impacts from adopting FSP 13-2 because this estimate is based on certain assumptions related to the timing and recoverable amount of tax benefits ultimately arising from our negotiations with the IRS, which are judgmental in nature. The final settlement timing and tax benefit resulting from the negotiations may be different from our estimates and as such, may affect the impact on the date of adoption. In the event that any portion of the IRS settlements are not concluded by the adoption date, the adjustment we record on the adoption date will be impacted by CIBC’s estimate at that time of the remaining settlements using the guidance contained in FIN 48 and FSP 13-2. Subsequent to the adoption date, the impact of changes in our assumptions will also be measured using the guidance contained in FIN 48 and FSP 13-2.

Accounting changes under FSP 13-2 will also be made in our Canadian GAAP financial statements, using existing guidance in EIC 46.
*           *            *
Additionally, we acknowledge that:
▪	the Company is responsible for the adequacy and accuracy of the disclosure in the above filing;

▪	the Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
            We are available to discuss any of our responses with you at your earliest convenience. Please do not hesitate to contact the undersigned at (416) 956-3304, our Senior Vice President and Chief Accountant, Francesca Shaw (416-861-3409), or our counsel, Edward S. Best of Mayer, Brown, Rowe & Maw LLP (312-701-7100).
Very truly yours,
Tom Woods
Senior Executive Vice President and Chief Financial Officer

cc: (w/encl.):	Lisa Haynes
Securities and Exchange Commission

Edward S. Best
Mayer, Brown, Rowe & Maw LLP

Diane J. Sinhuber
Ernst & Young LLP